Exhibit 99.186

NEXTECH AR SOLUTIONS CORP.

QUALIFICATION CERTIFICATE

TO:	British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador Financial Services Regulation Division Nova Scotia Securities Commission

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority of Saskatchewan

RE:	Filing of Preliminary Short Form Prospectus dated July 23, 2020

I, Evan Gappelberg, Chief Executive Officer of NexTech AR Solutions Corp. (the “Issuer”), confirm that the Issuer is filing a preliminary short form prospectus dated July 23, 2020 (the “Preliminary Prospectus”) pursuant to National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”). I advise that the Issuer is relying on the qualification criteria set out in section 2.2 of NI 44-101 to be qualified to file a prospectus in the form of a short form prospectus. I hereby certify that the Issuer satisfies the qualification criteria set out in section 2.2 of NI 44-101 (capitalized terms utilized herein have the meaning assigned in NI 44-101), as follows:

(a)	the issuer is an electronic filer under NI 13-101;

(b)	the issuer is a reporting issuer in at least one jurisdiction of Canada;

(c)	the issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction:

(i)	under applicable securities legislation,
(ii)	pursuant to an order issued by the securities regulatory authority, or
(iii)	pursuant to an undertaking to the securities regulatory authority;

(d)	the issuer has, in at least one jurisdiction in which it is a reporting issuer:

(i)	current annual financial statements, and
(ii)	a current AIF;

(e)	the Issuer’s common shares are listed and posted for trading on the Canadian Securities Exchange and the Issuer is not an issuer:

(i)	whose operations have ceased; or
(ii)	whose principal asset is cash, cash equivalents, or its exchange listing.

I hereby certify that all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

DATED this 23rd day of July, 2020.

NEXTECH AR SOLUTIONS CORP.

By:	“Evan Gappelberg”
Evan Gappelberg
Chief Executive Officer